EXHIBIT 99.1

Antalpha Reports Fourth Quarter and Full Year 2025 Results

SINGAPORE, March 03, 2026 (GLOBE NEWSWIRE) -- Antalpha Platform Holding Company (NASDAQ: ANTA) ("Antalpha" or the "Company") today announced its unaudited financial results for the fourth quarter and fiscal year ended December 2025.

“Antalpha finished 2025 on a solid footing. As a crypto-native financing platform with tokenized gold upside, our Q4 revenue grew 110% from last year with increasing profitability. Our solid momentum throughout 2025, weathering Bitcoin’s volatility, reinforces Antalpha’s strategic positioning as a leading collateralized lending platform. We enable clients to navigate inherent Bitcoin volatility with strong risk management that reaps rewards for our clients and ultimately our shareholders,” said Paul Liang, CFO of Antalpha.

“Our broader long-term product roadmap is to increase resilience while expanding into market opportunities adjacent to the Bitcoin industry,” continued Mr. Liang. “Looking ahead, we are excited about building on top of Antalpha Prime technology platform, as we explore new financing opportunities with tokenized gold and AI, with the advent of AI agents.”

Fourth Quarter and Full Year 2025 Financial Highlights

	Three months ended December 31,			Twelve months ended December 31,
	2024	2025	Change	2024	2025	Change
(In US$1 millions, unaudited)
Total Revenue	$13.4	$28.0	110%	$47.5	$79.7	68%
Net income attributable to Antalpha	$1.7	$9.3	461%	$4.4	$18.5	321%
Adjusted EBITDA*	$2.0	$18.4	802%	$5.9	$33.2	460%
Adjusted EBITDA Margin*	15%	66%		12%	42%

	As of December 31,
(In US$1 millions, unaudited)	2024	2025	% Change
Supply Chain TVL	$429	$1,001	133%
Margin Loan TVL**	$1,199	$1,582	32%
Total Value of Loans (TVL) Facilitated	$1,628	$2,583	59%

* Please see “Non-GAAP Measures” and “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures” below for further information on non-GAAP numbers.

** Antalpha earns technology platform fees on margin loans, which it acts as an agent and assumes no principal credit exposure.

Fourth Quarter and Full Year 2025 Operational and Other Financial Highlights

  Strong revenue growth: Revenue was $28.0 million and $79.7 million, increasing 110% and 68% year over year (“YOY”) for the quarter and year ended December 31, 2025, respectively. Growth was entirely organic, with no contribution from the Aurelion consolidation.

  Multiple revenue engines
    Technology financing fees were $18.5 million and $57.1 million, increasing 79% and 48% YOY for the quarter and year ended December 31, 2025, respectively.
    Technology platform fees were $6.0 million and $19.0 million, increasing 98% and 117% YOY for the quarter and year ended December 31, 2025, respectively.
    Other revenue was $3.5 million for the quarter and year ended December 31, 2025, respectively. Other revenue mainly related to pilot loans, most of which was repaid by the end of December 31, 2025.

  Product Innovation: The Company piloted mining data center (“DC”) loans, extending its financing capabilities from machines to hashrate to data centers. The Company is also evaluating adjacent financing scenarios, including AI DC financing and new opportunities brought about by AI agents.

  Growing loan book with prudent risk management. As of December 31, 2025:
    Total Value of Loans (“TVL”) facilitated on Prime reached $2.6 billion, increasing 59% YOY. Total Bitcoin collateral was $3.7 billion.
    Loan-to-value on supply chain loans was 57%, reflecting disciplined underwriting and collateral management.

  Institutional client expansion: TVL per client increased 43% YOY and institutional client additions increased 12% YOY. Antalpha financed 81.3 EH at December 31, 2025, representing approximately 7-8% of global Bitcoin hashrate.

  Steady Net Fee Margin (NFM): For the fourth quarter, NFM increased 25 basis points (“bps”) YOY, driven by margin loan improvements. For the year ended December 31, 2025, NFM decreased 4 bps YOY, primarily due to a modest increase in funding costs resulting from the $40 million redeployment of the Company’s capital into Aurelion’s PIPE investment.

  Platform-enabled operating leverage:
    Operating income was $12.6 million and $15.0 million for the quarter and year ended December 31, 2025, respectively, up 1500% and 372% YOY
    Non-GAAP operating income was $13.9 million and $19.8 million for the quarter and year ended December 31, 2025, respectively, up 1416% and 498% YOY, reflecting Antalpha’s platform leverage and scale efficiencies.
    Net income attributable to Antalpha was $9.3 million and $18.5 million for the quarter and year ended December 31, 2025, respectively, up 461% and 321% YOY.
    Adjusted EBITDA was $18.4 million and $33.2 million, which includes $10.4 million in unrealized gain on AURE’s XAUt holdings, for the quarter and year ended December 31, 2025, respectively. Adjusted EBITDA margin was 66% and 42%, compared to 15% and 12% in prior-year periods.

  Strategic allocation to tokenized gold enhances balance-sheet diversification: Following the acquisition and consolidation of Aurelion on October 10, 2025, the Company’s subsidiary purchased $134 million of Tether Gold (XAUt).
    As of December 31, 2025, Antalpha owned 39,371 XAUt, and unrealized fair value gain on its XAUt was $13.4 million for the quarter ended December 31, 2025, of which $3.0 million relates to Antalpha Prime’s XAUt holding and $3.3 million relates to unrealized gain attributable to Antalpha from Aurelion’s XAUt holding.
    Through the Antalpha RWA Hub, clients may acquire XAUt and exchange for physical gold in Asia.

Outlook
Antalpha expects Q1 2026 revenue between $20 million and $23 million, reflecting 47% - 69% YOY growth. The Company’s guidance assumes continued demand for crypto-collateralized financing and stable market conditions.

This forecast reflects Antalpha’s current preliminary view, which is subject to substantial risks and uncertainties. The Company is not obliged to update any forward-looking statements, except as required by law.

Conference Call Information
Antalpha’s management will host a conference call today, March 3rd, 2026, at 8:00 a.m. Eastern Time to discuss the Company’s financial results.

To attend, please register in advance at: https://register-conf.media-server.com/register/BI1cec406894fd4430a6ca54c19a87e278.
Upon registration, you will receive a calendar invite email that includes dial-in number, passcode, and your unique access PIN.

A live webcast can be accessed at https://edge.media-server.com/mmc/p/mauupwhh.

A replay of the call will also be available on the Company’s investor relations website at https://ir.antalpha.com.

Non-GAAP Measures
In addition to financial measures presented under generally accepted accounting principles in the United States, or GAAP, Antalpha evaluates non-GAAP financial measures such as non-GAAP operating income, adjusted EBITDA and adjusted EBITDA margin.

The Company believes these adjustments eliminate the effects of certain non-cash and/or non-recurring items that the Company believes complements management’s understanding of its ongoing operational results. However, non-GAAP measures are presented for supplemental informational purposes only, have limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in its industry, may calculate similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of its non-GAAP financial measures as tools for comparison. Antalpha will continually evaluate the usefulness of such metrics. The Company believes that non-GAAP measures may be helpful to investors, because they provide consistency and comparability with past financial performance and with how management views its financial performance.

Non-GAAP operating income represents operating income before share-based compensation expenses. Non-GAAP operating margin represents the ratio between non-GAAP operating income and revenue.

Adjusted EBITDA (non-GAAP) represents net income before interest (if non-operating), taxes, depreciation and amortization, and share-based compensation expenses, and includes unrealized gain on crypto assets. The Company’s funding cost is an operating item and a significant component of its business. As such, it is not excluded from adjusted EBITDA. Adjusted EBITDA Margin represents the ratio between adjusted EBITDA and revenue.

For more information on non-GAAP financial measures, please see “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

About Antalpha
Antalpha is a leading fintech company specializing in providing financing, technology, and risk management solutions to institutions in the digital asset industry. Antalpha offers Bitcoin supply chain and margin loans through the Antalpha Prime technology platform, which allows customers to originate and manage their digital assets loans, as well as monitor collateral positions with near real-time data.

Forward-Looking Statements
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Antalpha’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Antalpha’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Antalpha does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts
Investor Contact: ir@antalpha.com

Antalpha Platform Holding Company Condensed Combined and Consolidated Balance Sheets (in USD, unaudited)

	As of December 31,	As of December 31,
	2024	2025
Assets
Current assets:
Cash and cash equivalents	5,926,655	7,850,170
Crypto assets held (including USDC)	60,952,988	12,619,660
XAUt	—	72,476,837
Accounts receivable	4,091,740	7,971,109
Amounts due from related parties	2,123,933	6,131,139
Loan receivables, current	300,701,527	330,641,034
Prepaid expenses and other current assets	4,265,800	6,626,198
Crypto assets collateral receivable from related party, current	665,966,988	429,876,959
Total current assets	1,044,029,631	874,193,106
Non-current assets:
Deferred tax assets	1,218,845	422,922
Loan receivables due from related party, non-current	—	556,920,339
Loan receivables, non-current	128,166,851	113,262,652
Crypto assets collateral receivable from related party, non-current	71,040,098	826,968,973
Investment	5,814,162	10,314,161
Goodwill(i)	—	21,652,968
Other non-current assets(ii)	4,372,642	3,217,379
Total non-current assets	210,612,598	1,532,759,394
Total assets	1,254,642,229	2,406,952,500
Liabilities and shareholders’ equity
Current liabilities:
Amounts due to related parties	7,820,838	5,376,563
Accrued expenses and other current liabilities(iii)	9,074,568	11,699,053
Loan payables due to related party, current	279,445,336	307,535,051
Crypto assets collateral payable to customers, current	693,852,753	429,075,540
Total current liabilities	990,193,495	753,686,207
Non-current liabilities:
Loan payables due to related party, non-current	128,166,851	720,782,080
Crypto assets collateral payable to related party, non-current	—	659,615,535
Crypto assets collateral payable to customers, non-current	88,943,818	69,021,582
Operating lease liabilities, non-current	953,821	1,527,448
Total non-current liabilities	218,064,490	1,450,946,645
Total liabilities	1,208,257,985	2,204,632,852
Total shareholders’ equity	46,384,244	119,680,242
Non-controlling interests	—	82,639,406
Total equity	46,384,244	202,319,648
Total liabilities and shareholders’ equity	1,254,642,229	2,406,952,500

(i)  Goodwill resulted from the acquisition of Aurelion on Oct 10, 2025.
(ii)  Other non-current assets include deferred offering costs, property and equipment, right-of-use assets and intangible assets.
(iii)  Accrued expenses and other current liabilities include accrued liabilities, other payables and the current portion of lease liabilities.

Antalpha Platform Holding Company Condensed Combined and Consolidated Statements of Income (in USD, except for shares data, unaudited)

	Three months ended December 31,		Twelve months ended December 31,
	2024	2025	2024	2025
Revenue
Technology financing fee	10,358,484	18,528,085	38,691,334	57,121,012
Technology platform fee	3,009,254	5,972,894	8,763,659	19,045,332
Others	—	3,512,395	—	3,512,395
Total revenue	13,367,738	28,013,374	47,454,993	79,678,739
Operating expenses
Funding cost	6,627,217	14,915,791	24,617,365	40,587,080
Technology and development	1,286,432	1,774,570	4,921,861	6,320,852
Sales and marketing	1,347,598	3,170,700	4,258,497	7,995,775
General and administrative	2,764,789	5,698,378	9,093,066	18,861,273
Unrealized gain on crypto assets(1)	—	(10,399,549)	—	(10,399,549)
Other cost	553,430	238,039	1,383,123	1,297,753
Total operating expenses	12,579,466	15,397,929	44,273,912	64,663,184
Operating income	788,272	12,615,445	3,181,081	15,015,555
Non-operating income(2)	842,405	3,705,300	1,779,360	11,755,187
Income before income tax	1,630,677	16,320,745	4,960,441	26,770,742
Income tax (benefit)/expense	(34,885)	1,034,989	566,970	2,336,408
Net income	1,665,562	15,285,756	4,393,471	24,434,334
Net income attributable to non-controlling interests	—	5,944,262	—	5,944,262
Net income attributable to Antalpha	1,665,562	9,341,494	4,393,471	18,490,072
Foreign currency translation adjustment	—	59,964	—	59,964
Total Comprehensive income	1,665,562	15,345,720	4,393,471	24,494,298
Total comprehensive income attributable to non-controlling interests	—	5,985,188	—	5,985,188
Total comprehensive income attributable to Antalpha	1,665,562	9,360,532	4,393,471	18,509,110
Weighted average number of ordinary shares
Basic(3)	19,250,000	23,677,416	19,250,000	22,064,149
Diluted(3)	19,425,638	26,499,028	19,425,638	24,775,258
Earnings per share
Basic(3)	0.09	0.39	0.23	0.84
Diluted(3)	0.09	0.35	0.23	0.75

(1)  Reflects unrealized fair value gains on XAUt and XAUt collateral receivables due from related party, which are managed under AURE’s core treasury strategy.
(2)  Non-operating income includes other income and fair value changes on crypto assets and liabilities, including unrealized gain on Antalpha Prime’s XAUt assets of $3.0 million and $6.2 million for three and twelve months ended December 31, 2025, respectively.
(3)  Assumes retroactive effect to the reverse stock split effected on Apr 18, 2025.

Antalpha Platform Holding Company Selected Information (in USD, unaudited)

	Three months ended December 31,				Twelve months ended December 31,
	2024	2025(1)			2024	2025(1)
	Antalpha	AA Prime	AURE	AA Group	Antalpha	AA Prime	AURE	AA Group
Total revenue	13,367,738	28,013,374	—	28,013,374	47,454,993	79,678,739	—	79,678,739
YOY		110%		110%		68%		68%

Funding cost	6,627,217	14,915,791	—	14,915,791	24,617,365	40,587,080	—	40,587,080
Technology and development	1,286,432	1,774,570	—	1,774,570	4,921,861	6,320,852	—	6,320,852
Sales and marketing	1,347,598	2,997,223	173,477	3,170,700	4,258,497	7,822,298	173,477	7,995,775
General and administrative	2,764,789	4,673,720	1,024,658	5,698,378	9,093,066	17,836,615	1,024,658	18,861,273
Unrealized gain on crypto assets	—	—	(10,399,549)	(10,399,549)	—	—	(10,399,549)	(10,399,549)
Other cost	553,430	238,039	—	238,039	1,383,123	1,297,753	—	1,297,753
Operating expenses	12,579,466	24,599,343	(9,201,414)	15,397,929	44,273,912	73,864,598	(9,201,414)	64,663,184
Operating income	788,272	3,414,031	9,201,414	12,615,445	3,181,081	5,814,141	9,201,414	15,015,555
Operating income (non-GAAP)	917,718	4,633,087	9,281,659	13,914,746	3,310,527	10,500,679	9,281,659	19,782,338
Net income attributable to Antalpha	1,665,562	6,576,214	2,765,280	9,341,494	4,393,471	15,724,792	2,765,280	18,490,072

Adjusted EBITDA	2,040,692	8,997,253	9,418,497	18,415,750	5,920,094	23,748,675	9,418,497	33,167,172
Adjusted EBITDA margin	15%	32%	—	66%	12%	30%	—	42%

(1)  Antalpha anchored a $100 million PIPE and took control of Aurelion (NASDAQ: AURE) on Oct. 10, 2025. As of Dec. 31, 2025, Antalpha holds 73% in voting interest and 32% in equity interest of Aurelion. Antalpha (AA) Prime is Antalpha’s lending business, equivalent to Antalpha prior to the acquisition of Aurelion.

Reconciliation of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures (in USD, unaudited)

	Three months ended December 31,				Twelve months ended December 31,
	2024	2025(1)			2024	2025(1)
	Antalpha	AA Prime	AURE	AA Group	Antalpha	AA Prime	AURE	AA Group
Total Revenue	13,367,738	28,013,374	—	28,013,374	47,454,993	79,678,739	—	79,678,739

Operating income	788,272	3,414,031	9,201,414	12,615,445	3,181,081	5,814,141	9,201,414	15,015,555
Add: Share-based compensation	129,446	1,219,056	80,245	1,299,301	129,446	4,686,538	80,245	4,766,783
Operating income (non-GAAP)	917,718	4,633,087	9,281,659	13,914,746	3,310,527	10,500,679	9,281,659	19,782,338

Net income	1,665,562	6,576,214	8,709,542	15,285,756	4,393,471	15,724,792	8,709,542	24,434,334
Add: Share-based compensation	129,446	1,219,056	80,245	1,299,301	129,446	4,686,538	80,245	4,766,783
Add: Income tax (benefit) / expense	(34,885)	1,034,989	—	1,034,989	566,970	2,336,408	—	2,336,408
Add: Depreciation and amortization expense	280,569	166,994	—	166,994	830,207	1,000,937	—	1,000,937
Add: Interest expense	—	—	628,710	628,710	—	—	628,710	628,710
Adjusted EBITDA(2)	2,040,692	8,997,253	9,418,497	18,415,750	5,920,094	23,748,675	9,418,497	33,167,172

(1)   Antalpha anchored a $100 million PIPE and took control of Aurelion (NASDAQ: AURE) on Oct. 10, 2025. As of Dec. 31, 2025, Antalpha holds 73% in voting interest and 32% in equity interest of Aurelion. Antalpha (AA) Prime is Antalpha’s lending business, equivalent to Antalpha prior to the acquisition of Aurelion.
(2)   Adjusted EBITDA includes a total unrealized gain of $13.4 million and $16.6 million on XAUt assets for three and twelve months ended December 31, 2025, respectively.